NOTICE OF CHANGE OF AUDITOR

Grand Peak Capital Corp. (the "Company") hereby gives notice pursuant to section 4.11 of National Instrument 51-102 – "Continuous Disclosure Obligations" ("NI 51-102") of the change of its auditor from Sam S. Mah, Inc., Chartered Accountant (the "Former Auditors") to DeVisser Gray, Chartered Accountants (the "Successor Auditors"). In accordance with NI 51-102, the Company hereby states that:

1.	upon mutual agreement, the Former Auditors resigned as the Company's auditors effective November 1, 2008;

2.	the resignation of the Former Auditors and the appointment of the Successor Auditors has been considered and approved by the Company's audit committee and board of directors;

3.
there were no reservations contained in the Former Auditors' report on any of the Company's financial statements for the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of the Former Auditors; and

4.
there have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recently completed financial years of the Company and with respect to any subsequent period to date.

Dated at Vancouver, British Columbia this 11th day of December, 2008.

/s/ Navchand Jagpal
Navchand Jagpal
President